EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of	Percentage
	Incorporation	Owned by Registrant
Viragen Technology, Inc. (1)	Florida	100%
ViraGenics, Inc. (2)	Delaware	100%
Viragen U.S.A., Inc. (3)	Delaware	100%
Viragen International, Inc. (4)	Delaware	81%
Viragen (Scotland) Ltd. (5)	Scotland (UK)	(5)
Viragen (Germany) GmbH (6)	Germany	(6)
ViraNative AB (7)	Sweden	(7)

(1)	Incorporated January 13, 1995

(2)	Incorporated May 25, 2001

(3)	Incorporated April 4, 1996

(4)	Acquired December 8, 1995

(5)	Incorporated January 17, 1995; 100% owned by Viragen International, Inc.

(6)	Incorporated November 14, 1997; 100% owned by Viragen International, Inc.; Dissolved in June 2005.

(7)	Acquired September 28, 2001; 100% owned by Viragen International, Inc.